Confidential Treatment Requested by Globe Specialty Metals, Inc.

February 6, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

RE:	Globe Specialty Metals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 29, 2014
File No. 001-34420

Dear Ms. Jenkins:

This letter is in response to your comment letter received on January 26, 2015. We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2014

Financial Statements, Page 29

General

1. Please provide the disclosures required by ASU 2013-02 related to amounts reclassified out of accumulated other comprehensive income or tell us why this authoritative literature does not apply to you.

Response: ASC 220-10-45 requires that entities present the significant reclassifications out of accumulated other comprehensive income. For our Company, the only amounts reclassified out of AOCI relate to our pension liability adjustment (the amortization of our net actuarial loss and to a much smaller extent, prior service cost) as well as the realized gain/loss on available for sale securities. When preparing our financial statements, we considered our reclassifications out of AOCI in light of this guidance and concluded that the reclassifications out of AOCI were not material for separate presentation, as illustrated in the table below. Reclassification adjustments will be presented separately in the future if there are material reclassification adjustments.

Confidential Treatment Requested by Globe Specialty Metals, Inc.

Below is a sample footnote disclosing each component of other comprehensive income, current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income.

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BY COMPONENT

The Comprehensive income (loss) presents a measure of all changes in shareholders’ equity except for changes resulting from transactions with shareholders in their capacity as shareholders. The following summary sets forth the components of accumulated other comprehensive loss (in thousands):

				Accumulated
	Foreign Currency		Unrealized	Other
	Translation	Pension Liability	Gain/(Loss) on Available For	Comprehensive
	Adjustments	Adjustment (1)	Sale Securities (2)	Loss
June 30, 2011	937	(3,933)	1	(2,995)

Other comprehensive income before reclassifications	319	(7,519)	(52)	(7,252)

Amounts reclassified from accumulated other comprehensive income	—	866	—	866

Tax benefit (expense)	—	2,528	13	2,541
June 30, 2012	1,256	(8,058)	(38)	(6,840)

Other comprehensive income before reclassifications	(1,263)	3,592	—	2,329

Amounts reclassified from accumulated other comprehensive income	—	1,608	51	1,659

Tax benefit (expense)	—	(2,053)	(13)	(2,066)
June 30, 2013	(7)	(4,911)	-	(4,918)

Other comprehensive income before reclassifications	(2,360)	808	7	(1,545)

Amounts reclassified from accumulated other comprehensive income	—	1,054	186	1,240

Tax benefit (expense)	—	(640)	(49)	(689)
June 30, 2014	(2,367)	(3,689)	144	(5,912)

(1) These amounts are included in cost of goods sold. See note 14 (Benefit Plans) for further information.

(2) These amounts are included in other income. See note 20 (Fair Value Measures) for further information.

Confidential Treatment Requested by Globe Specialty Metals, Inc.

Note 24 – Contract Acquisition Costs, Page 52

2. We note you have recorded a $16 million expense related to your acquisition of a supply arrangement. Please describe the underlying nature of this transaction and salient terms of the supply arrangement that you acquired. In addition, tell us the basis for your accounting treatment of the $16 million cash payment, citing the authoritative literature that supports your accounting.

Response: On [Redacted], Globe Metallurgical Inc. (GMI), a wholly-owned subsidiary of Globe Specialty Metals, Inc., entered into an agreement (the Agreement) with a customer whereby the customer agreed to purchase certain [Redacted] from GMI. The initial term of the agreement was from [Redacted] through [Redacted], with the customer having two successive options to extend the term of the Agreement for an additional period of [Redacted] years, each from the date the Agreement would otherwise expire. The options to extend were deemed to be automatically exercised by the customer without the necessity of any notice, unless the customer provided GMI with written notice of the customer’s intention not to exercise their renewal at least sixty days before the expiration of the then existing term.

During the fiscal year ended June 30, 2014, a different wholly-owned subsidiary of Globe Specialty Metals, Inc. (the “Purchaser”) [Redacted], the Purchaser purchased the Agreement from the customer for $16.0 million, thereby acquiring all of the rights the customer had within the Agreement. As a result, the commercial arrangement between GMI and the customer terminated when Purchaser paid $16.0 million to purchase the Agreement.

The following authoritative literature was considered by the Company to support the expensing of the $16.0 million consideration given in connection with the purchase of the Agreement: ASC 420, Exit or Disposal Cost Obligations, 25-12, (A liability for costs to terminate a contract before the end of its term shall be recognized when the entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty). FAS 146, paragraph 15)

[Confidential Treatment Requested for the bracketed text above. Comment 2]

Confidential Treatment Requested by Globe Specialty Metals, Inc.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at (786) 509-6925.

Sincerely,

/s/ Joseph Ragan

Joseph Ragan
Chief Financial Officer